Norske Skog

Skogn, 2002-02-27

United States Securities and Exchange Commission
Washington DC 20549
USA

02015931

SUPPL

02 MAR 15 AM 8:13

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange today, February 27, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad
Oddrunn Ringstad

PROCESSED
MAY 1 4 2002
THOMSON
FINANCIAL

Enclosure: Message to Oslo Stock Exchange February 27, 2002

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

82-5226

Norske Skogindustrier ASA – Euro 340 million Term Loan Facility

Norske Skog has today signed a Term Loan Facility of Euro 340 million (NOK 2.7 billion) with a group of 10 banks. The Mandated Arrangers for the facility are Nordea Bank Norge ASA and Citibank International PLC. The other eight banks are Arrangers. The facility has a maturity of seven years and has been granted on competitive terms.

After this transaction, the bridge financing established in connection with the purchase of Walsum, Parenco and 1/6 of Pan Asia Paper has been refinanced.

Oxenøen, 27.02.2002
NORSKE SKOG
Corporate Communications

For further information please contact:
Anne Breive, tel. +47 67 59 90 60
Jarle Langfjæran, tel. +47 909 78 434